Exhibit 99.2

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Streamlined U.S. Development Plan Following FDA Feedback on ND0612H and ND0612L for the Treatment of Parkinson’s Disease

– Based on FDA input, NeuroDerm is not required to conduct its largest Phase III pivotal trial of 360 patients –

– Company to host conference call today at 8:30 a.m. ET –

REHOVOT, Israel – November 11, 2015 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical-stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced that it has modified its U.S. development plan for ND0612H and ND0612L, the company’s continuous, subcutaneously delivered levodopa/carbidopa product candidates for the treatment of Parkinson’s disease. The updated and abbreviated plan incorporates written feedback that the company recently received from the U.S. Food and Drug Administration (FDA) within the framework of an ongoing Type C meeting communication that was initiated by the company. NeuroDerm asked the agency to provide strategic and operational guidance related to the U.S. clinical and regulatory development of ND0612H and ND0612L.

NeuroDerm’s new development plan for ND0612H and ND0612L consists of the following:

ND0612H:

Clinical development of ND0612H for the U.S. will proceed as planned with one Phase II trial and one Phase III trial of essentially the same design, treatment duration and patient numbers as originally planned. The Phase II trial will include centers in Israel and the EU in addition to U.S. centers, however essentially preserving the original design, number of centers, number of patients and treatment duration.

ND0612L:

Clinical development of ND0612L for the U.S. and the EU will be based on only one and not two pivotal efficacy trials of essentially the same design, treatment duration and patient numbers (200-240) as originally planned. The second pivotal efficacy trial of 360 patients that was originally planned for this product candidate is not required by the FDA.

ND0612 Safety Follow-up:

A safety follow up study for both ND0612H and ND0612L will include at least 100 patients treated for one year of whom at least half will receive the maximum dose. The safety follow-up studies that were originally planned included 50-150 patients treated for 6-12 months for each of the product candidates.

Timelines:

The supplier of the delivery devices used in the clinical trials of both ND0612L and ND0612H has been requested by the FDA to provide additional documentation pertaining to good manufacturing practices of the Quality System regulation. Until documentation is provided to the satisfaction of the FDA, this supplier may not import devices into the U.S. This does not preclude the sale or use of devices currently in the US nor the importation of devices for investigational purposes if approved as part of an investigational study. Nevertheless, NeuroDerm has decided to request additional documentation from the device manufacturer before proceeding with enrollment at U.S. investigator sites. Patient enrollment in its upcoming clinical trials will thus begin at non-U.S. investigator sites. NeuroDerm expects that the requested documents will be provided by the supplier in the first quarter of 2016 enabling the company to start enrolling U.S. patients in the second quarter of 2016.

In the EU, the pharmacokinetic pilot dose finding study of ND0612H is ongoing and topline results are now expected in the second quarter of 2016. NeuroDerm does not foresee any changes to previously disclosed timelines related to anticipated EU submission.

The currently anticipated timelines for the ongoing and upcoming clinical trials are as follows:

ND0612H

•	Pharmacokinetic (PK) pilot dose finding study (EU trial): ongoing; topline results expected in the second quarter of 2016
•	Initiation of Phase II efficacy trial and long-term safety follow-up (Israel-EU-U.S.): end of 2015 – beginning of 2016

ND0612L

•	Initiation of Phase III efficacy trial and long-term safety follow-up (Israel-EU-U.S.): first half of 2016

“We are pleased that based on feedback from the FDA the largest clinical trial in our development program will not be required, resulting in a streamlined clinical development plan,” said Oded S. Lieberman, PhD, NeuroDerm’s CEO. “We believe our product candidates have the potential to revolutionize the treatment of Parkinson’s disease and we are committed to provide a new treatment option to both advanced and moderate Parkinson’s patients.”

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s updated development strategy and review third quarter 2015 financial results. Individuals can access the webcast in the Events and Presentations section of the Company’s website, by clicking here, or by dialing 888-389-5988 (U.S.) or 719-325-2428 (outside of the U.S.). The passcode is 5664132. A webcast will be archived on the website.

ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson’s disease patients through continuous, subcutaneous delivery of LD/CD. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including “off time” reductions when added to optimized oral standard of care. ND0612H, intended for severe Parkinson’s disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson’s disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. As the disease progresses, these symptoms become more severe, resulting in debilitating periods of decreased motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of Parkinson's disease patients and interfere with day-to-day functions, causing patients to become severely disabled. Continuous administration of levodopa has been shown to effectively treat motor fluctuations in Parkinson's disease patients, however, a convenient route of continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor and Media Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762